UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

October 23, 2020

(Date of Report (Date of earliest event reported))

FUNDRISE INCOME eREIT V, LLC

(Exact name of registrant as specified in its charter)

Delaware	83-4230217
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

11 Dupont Circle NW, 9th Floor, Washington, DC	20036
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

Asset Acquisition

Mezzanine Loan – NexMetro Oakridge Member, LLC

On October 23, 2020, we acquired from Fundrise Lending, LLC, a wholly-owned subsidiary of our Sponsor (“Fundrise Lending”), a mezzanine loan with a maximum principal balance of approximately $11,625,000 (the “Oakridge Mezzanine Loan”). Approximately $532,000 of the maximum principal balance was funded at closing. The mezzanine borrower, NexMetro Oakridge Member, LLC, a Delaware limited liability company (“Oakridge Member”), plans to use the proceeds to develop cottage-like apartments, generally located at Gateway Blvd & Reeder Road, Forney, TX (the “Oakridge Property”).

Oakridge Member is managed by NexMetro Development, LLC, an affiliate of NexMetro Communities, LLC (the “Sponsor”). The Sponsor has completed approximately 4,000 residential units and is considered a pioneer and leader in the product type.

The Oakridge Property is unimproved but has approvals and entitlements necessary to commence construction shortly.

On the original closing date of the Oakridge Mezzanine Loan, Oakridge Member was capitalized with approximately $3,892,000 of equity capital from the Sponsor.

The Oakridge Mezzanine Loan bears an interest rate of 12.5% per annum, which is fully accrued through the maturity date, October 23, 2023 (the “Oakridge Maturity Date”). The Oakridge Mezzanine Loan has two 12-month extension options subject to certain conditions. In addition, an affiliate of our Manager earned an origination fee of approximately 2.0% of the Oakridge Mezzanine Loan amount, paid directly by Oakridge Member.

Concurrent with the closing of the Oakridge Mezzanine Loan, a senior loan of approximately $21,600,000 was secured (the “Oakridge Senior Loan”). Aggregate with the Oakridge Senior Loan, the Oakridge Mezzanine Loan has a Loan-to-Cost (or LTC) ratio of 80.3%. The LTC ratio is the amount of the Oakridge Senior Loan plus the amount of the Oakridge Mezzanine Loan, divided by the total anticipated cost to construct the Oakridge Property . We typically use an LTC ratio to define leverage for properties that are under development.

The principals of the Sponsor provided customary carve-out guarantees as well as a completion guaranty.

The Oakridge Property is located in the Dallas metropolitan statistical area. The Dallas market presents a strong opportunity arising from steady population and job growth that has helped solidify asking rent growth in recent years. Population growth has averaged nearly triple the US average since 2010 (approximately 18.5% from 2010 – 2019 compared to the United States’ estimated 6.1%).

As the Oakridge Mezzanine Loan was purchased from Fundrise Lending, an affiliate of our Manager, the Independent Representative reviewed and approved of the transaction prior to its consummation.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in the most recently qualified Offering Statement on Form 1-A filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE INCOME eREIT V, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Bjorn J. Hall
Name:	Bjorn J. Hall
Title:	General Counsel

Date: October 29, 2020